EXHIBIT B

OFFER TO PURCHASE

USVC VENTURE CAPITAL
ACCESS FUND c/o USVC
VENTURE CAPITAL ACCESS
FUND

140 LAKESIDE AVENUE, Ste 100, SEATTLE, WA
98122

OFFER TO PURCHASE SHARES
DATED JUNE 30, 2026

REPURCHASE REQUESTS MUST BE
RECEIVED BY THE FUND

BY JULY 28, 2026

THE OFFER, EDIT AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 11:59 P.M., EASTERN TIME, ON JULY 28, 2026,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of USVC Venture Capital Access Fund:

USVC Venture Capital Access Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Request to Repurchase (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026). The Fund’s investment objective is long-term capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The Adviser of the Fund is AngelList Asset Management, LLC. The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of July 29, 2026 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”). As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interests in the Fund representing beneficial Shares in the Fund and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires that are tendered by Shareholders pursuant to the Offer. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on July 28, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered but is subject to certain conditions described below. Shares are not traded on any established trading market.

i

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between June 25, 2026 and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through July 28, 2026, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Fund at invest@usvc.com or toll-free at (888) 200-4361, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or at usvc.com/nav.

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and submit a repurchase request through the Shareholder’s online account with the Fund.

Important

None of the Fund, the Adviser or the Board makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Board.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission nor has the U.S. Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

USVC Venture Capital Access Fund

Email: invest@usvc.com

Phone: (888) 200-4361

TABLE OF CONTENTS

1.	Summary Term Sheet	4
2.	Background and Purpose of the Offer	5
3.	Offer to Purchase and Price	6
4.	Amount of Tender	6
5.	Procedure for Tenders	6
6.	Withdrawal and Edit Rights	7
7.	Purchases and Payment	7
8.	Certain Conditions of the Offer	7
9.	Certain Information about the Fund	8
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	11

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•

The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value of Shares will be calculated for this purpose as of July 29, 2026 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
•	A Shareholder may tender all or some of its Shares. See Section 4.
•

If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand or proceeds from the sale of portfolio holdings. The purchase amount will be paid entirely in cash. For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will be made by August 7, 2026, or at a later date determined by the Fund if the Offer is extended, via ACH to the Shareholder’s U.S. bank account that it designated through its online account with the Fund. If the Shareholder does not have a valid U.S. bank account or the Fund is otherwise unable to verify the Shareholder’s payment information by the Notice Due Date, the purchase amount may be sent by paper check to the Shareholder’s mailing address on file. See Section 7.

•

If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and edit or withdraw any tenders of your Shares. If you wish to edit or withdraw your repurchase request, you must submit an editing or cancellation request, as applicable, through your online account with the Fund. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to August 25, 2026 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•

If you would like us to purchase your Shares, you should complete and submit a repurchase request through your online account with the Fund, so that it is received before 11:59 p.m., Eastern Time, on July 28, 2026. The value of your Shares may change between the date on which a shareholder tenders its Shares and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	As of June 25, 2026, there was approximately $38,098,241 (or 1,859,760 Shares), outstanding capital of the Fund. The net asset value per Share as of the close of business of June 25, 2026 was $20.49. If you would like to obtain the estimated net asset value of your Shares, which we calculate daily, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Fund at invest@usvc.com or toll-free at (888) 200-4361, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or at usvc.com/nav. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Amended and Restated Declaration of Trust dated September 18, 2025 (as it may be amended from time to time, the “Declaration of Trust”). The Registration Statement and the Declaration of Trust provide that the Board of Trustees of the Fund (the “Board”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Board that the Fund offer to repurchase interests from its Shareholders quarterly each year.

Because there is no secondary trading market for Shares, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Declaration of Trust. While the Adviser intends to recommend to the Board that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares on a daily basis.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on July 28, 2026 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

v

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026) that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of July 29, 2026 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of $2,000,000 are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to the Offer should complete and submit repurchase request through the Shareholder’s online account with the Fund. The completed repurchase request must be received by the Fund no later than 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date).

Shareholders wishing to confirm receipt of a repurchase request may contact the Fund at invest@usvc.com or at telephone number at (888) 200-4361. Shareholders will also be receiving a confirmation email from the Fund notifying the shareholder that a repurchase request has been received and will be able to view the submission in their online account with the Fund. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.

Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL AND EDIT RIGHTS.

Until the Notice Due Date, Shareholders have the right to edit or withdraw any tenders of their Shares. If a Shareholder wishes to edit or withdraw its repurchase request, it must submit an editing or cancellation request, as applicable, through its online account with the Fund. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 25, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any edits or cancellations must be timely received by the Fund by submitting an editing or cancellation request, as applicable, through the Shareholder’s online account with the Fund. All questions as to the form and validity (including time of receipt) of editing or cancellation requests will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of July 29, 2026, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and the Declaration of Trust have been made. The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will be made by August 7, 2026, or at a later date determined by the Fund if the Offer is extended, via ACH to the Shareholder’s U.S. bank account that it designated through its online account with the Fund. If the Shareholder does not have a valid U.S. bank account or the Fund is otherwise unable to verify the Shareholder’s payment information by the Notice Due Date, the purchase amount may be sent by paper check to the Shareholder’s mailing address on file.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand or proceeds from the sale of portfolio holdings. None of the Fund, the Board, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.

The purchase amount will be paid entirely in cash via ACH to the Shareholder’s U.S. bank account designated through its online account with the Fund. If the Shareholder does not have a valid U.S. bank account or the Fund is otherwise unable to verify the Shareholder’s payment information by the Notice Due Date, the purchase amount may be sent by paper check to the Shareholder’s mailing address on file.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the U.S. Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. Subscriptions for shares of beneficial interest in the Fund were first accepted for investment as of October 29, 2025. The Fund’s investment objective is long-term capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The principal office of the Fund is located at 140 Lakeside Avenue, Suite 100, Seattle, WA 98122 and the telephone number is (888) 200-4361. Shares are not traded on any established trading market.

Based on June 25, 2026 values, the Adviser has $10,215,640 in the Fund (approximately 26.8% of all Shares). Based on June 25, 2026 values, Erik Syvertsen, the Fund’s interested Trustee, has $25,625 in the Fund (approximately 0.07% of all Shares). As of June 25, 2026, no other officer of the Fund held any Shares. David Borecky and Nimesh Gupta, independent Trustees of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on a daily basis), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The sale of Shares pursuant to the Offer will generally be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate owner-ship interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Foreign Shareholders. Any payments (including constructive dividends) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more during the taxable year and certain other conditions exist or such gain is effectively connected with a trade or business of the Shareholder in the U.S. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from backup withholding. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W-8), signed under penalty of perjury. Backup withholding is not an additional tax, and any amounts withheld may be refunded or credited against a Shareholder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

x

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution or non-financial foreign entity will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners. Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury Regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W-8), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting the Fund via email at invest@usvc.com and telephone number (888) 200-4361 or from the SEC’s internet website, http://www.sec.gov.